TERYL RESOURCES CORP.
LINUX GOLD CORP.
 #1103 – 11871 Horseshoe Way
Richmond, BC V7A 5H5
Phone: 604-278-5996     Fax: 604-278-3409
Toll Free: 800-665-4616
www.terylresources.com

J O I N T N E W S R E L E A S E

Teryl Resources Corp.: TSX Venture Exchange: TRC
Pink Sheet Symbol: TRYLF

Linux Gold Corp.: OTC BB: LNXGF

DRILLING PROGRAM APPROVED TO EVALUATE
SEVERAL GOLD TARGETS, FAIRBANKS, ALASKA

For Immediate Release: July 12, 2004. Fairbanks, Alaska – Teryl Resources Corp. (TSX Venture Exchange: TRC: Pinksheet Symbol: TRYLF) and Linux Gold Corp. (LNXGF - OTCBB & GISBeX) are pleased to announce that the drilling permit has been approved by the State of Alaska exploration division, on the Fish Creek property. The Company plans to drill up to 25 vertical eight inch diameter holes, on two lines, to explore the potential Fish Creek placer gold paystreak. Each line will be composed of 10 to 15 drill holes spaced 50 to 200 feet apart, and from 45 to 75 feet deep, to test two anomalies located last year by a magnetic survey. The survey located two anomalies indicative of a potential buried placer gold bearing channel, extremely high-grade placer gold was encountered during the excavation of the Fort Knox mine fresh water dam, immediately upstream of the Fish Creek property.

In addition to placer drilling, it is planned to drill up to 40 auger holes on a 200 feet grid and drill two vertical five inch holes up to 300 feet deep with the reverse circulation drilling rig along the east flank of Fish Creek valley to explore the mineral potential of an intrusive and lithology of bedrock.

According to our geologist, the goal of the drilling is to establish a tight cross section of the potential Fish Creek paystreak with important data regarding the location and value of the placer and the lode ore body.

Teryl can earn a 50% interest in the Fish Creek claims subject to a 5% net revenue interest; Linux Gold can back in for a 25% working interest after $500,000 is expended.

ABOUT TERYL RESOURCES CORP.

With interests in four gold properties, Teryl Resources Corp. is one of the main landowners in the Fairbanks Mining District, Alaska. The Gil project is a joint venture (80% Kinross/20% Teryl) with Kinross Gold Corporation (TSX: K; NYSE: KGC). The Company’s holdings also include the Fish Creek Claims, 50% optioned from Linux Gold Corp. (OTC BB: LNXGF), and the Stepovich Claims, which Teryl has a 10% net profit interest from Kinross. The Company also has a 100% interest in the West Ridge property, and has obtained a mining lease on the adjoining Fox Creek Claims in Alaska. Teryl Resources Corp. also has one joint venture silver prospect located in Northern BC, Canada. For further information visit the Company’s website at http://www.terylresources.com.

ABOUT LINUX GOLD CORP.

Linux Gold Corp. holds an option to purchase all the issued and outstanding shares of the private company that holds an 85% interest in a co-operative joint venture company that has the exclusive mineral exploration rights for the Bo Luo Nuo Gold Mine covering an area of 161 square kilometres in Hebei Province, People’s Republic of China.

Linux Gold Corp. also has an option on a 100% interest in two gold prospects in the Bralorne Gold mining area located in British Columbia, Canada near the Bralorne Pioneer Mine. The Bralorne Pioneer Mine has produced over 4.1 million ounces of gold during the life of the mine. Linux Gold Corp. also owns a 50% interest in 30 mineral claims known as the Fish Creek Prospect, located in the Fairbanks Mining Division in Alaska. Linux Gold Corp. optioned to Teryl Resources Corp. (TRC-V) a 50% interest in the Fish Creek claims by expending US$500,000 over three years. Linux Gold Corp. retains a 5% net smelter return or may convert into a 25% working interest. The Kinross Fort Knox mill is within 6 miles from the Fish Creek claims. For more information please visit www.linuxgoldcorp.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson	Contact: John Robertson
President	Tel. 800-665-4616

Contact:	Investor Relations
877-549-GOLD (4653)
604-681-2992
1070 – 777 Hornby Street
Vancouver, BC V6Z 1S4

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Statements in this press release regarding Teryl’s and Linux’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.